December 17, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn:	Gary R. Todd, Reviewing Accountant Division of Corporation Finance Mail Stop 6010

Re: WaferGen Bio-systems, Inc.
Registration Statement on Form SB-2
Filed September 21, 2007
File No. 333-146239

Gentlemen:

On behalf of our client, WaferGen Bio-systems, Inc., a Nevada corporation (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form SB-2 of the Company (File No. 333-146239) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated October 12, 2007 (the “Comment Letter”) from Gary R. Todd, Reviewing Accountant, the Company was informed of the comments of the Staff with respect to the originally filed Registration Statement. In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update the financial statements and certain information contained in the Registration Statement. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company.

Form SB-2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 27

1.
We see you present a list of the causes of changes in costs of revenues and expenses. When you cite more than one factor in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical.

We have revised the financial information to break out cost of sales and operating expenses into sales and marketing, research and development and general and administrative.

Securities and Exchange Commission
December 17, 2007

Management’s discussion and analysis have been updated accordingly.

2.	We read on page 42 that a large portion of your operating expenses were for research and development. Please expand to quantify and compare R&D expenses for each period.

We have revised the disclosure to include the amount of research and development expenses as follows on page 42:

We must conduct a substantial amount of additional research and development before some of our products will be ready for sale. Our research and development expenses consist primarily of salaries and other personnel-related expenses, laboratory supplies and other expenses related to the design, development, testing and enhancement of our products. Our research and development expenses were $1,489,994 for the nine months ended September 30, 2007 and $1,624,237 and $954,962 for the years ended December 31, 2006 and 2005, respectively. We expect our research and development expenses to increase in absolute dollars as we expand our product base.

Annual Financial Statements

3.	Please update the filing when required by Item 310(g) of Regulation S-B.

The filing has been updated with our most resent quarterly financial information. We will update future filings as and when required by Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-l

4.
Since the Series B preferred stock is not included in stockholders’ equity, please revise the scope paragraph to also refer to the changes in Series B preferred stock. That is, please use the actual title of the related financial statement.

The scope paragraph has been revised as follows:

We have audited the accompanying consolidated balance sheet of WaferGen Bio-systems, Inc. (a development stage company) (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, Series B preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two year period ended December 31, 2006 and for the period from October 22, 2002 (inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Securities and Exchange Commission
December 17, 2007

Consolidated Statements of Operations, page F-3

5.
Please disclose the amount of costs of revenues on the face of the statement of operations, parenthetically or in the notes to financial statements. Please make similar disclosure for research and development expense.

We have disclosed the amount of cost of revenues on the face of the statement of operations along with sales and marketing, research and development and general and administrative expenses.

Interim Financial Statements

Condensed Consolidated Balance Sheets, page F-28

6.	Please make footnote disclosure about the composition of and accounting for the $1 million presented as other current assets as of June 30, .2007.

We have made the following footnote disclosure in the unaudited condensed consolidated financial statements about the composition and accounting for the $1 million presented as other current assets as follows:

Prepaid Expenses - Prepaid expenses are advance payments for products or services that will be used in operations and expensed based on usage, events, or the passing of time. In June 2007, the Company entered into a twenty-five month agreement to receive corporate marketing and public and investor relation services from a marketing firm at a cost of $1,000,000. At September 30, 2007, $160,000 has been expenses, $480,000 is included in current prepaid expense and other current and $360,000 is included in long-tem prepaid expenses and other assets.

Note 1 The Company, page F-38

7.	With respect to the private placements, please expand to describe any registration obligations or confirm that there are none. Refer to FASB Staff Position No. EITF 00-19-2.

Given the time frame negotiated by us, we believe that any potential penalties are not likely and certainly not probable per the definition of FASB 5 and therefore a separate liability has not been recorded.

Securities and Exchange Commission
December 17, 2007

We have expanded the footnote disclosure to describe the registration obligations as follows:

WaferGen Bio-systems, Inc. has greed to file, within 120 days of the initial closing date of the Offering, May 31, 2007, a registration statement (the “Registration Statement”) registering for resale (i) the shares of common stock included in the units sold in the Offering, (ii) the shares of common stock underlying the warrants included in the units sold and (iii) the shares of common stock underlying the warrants issued to the Placement Agent in connection with the Offering. WaferGen Bio-systems, Inc. will use reasonable efforts to cause the Registration Statement to be declared effective by the SEC no later than 120 days after the date filed. WaferGen Bio-systems, Inc. has agreed to maintain the effectiveness of the Registration Statement until the earlier of the date on which (i) all of the registrable shares may be resold by the selling stockholders thereunder without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold under the Registration Statement or Rule 144 under the Securities Act or any other rule of similar effect. WaferGen Bio-systems, Inc. has agreed to pay monetary penalties equal to one and one-quarter percent (1.25%) of the gross proceeds of the Private Placement for each full month that, among other things, (i) they are late in filing the Registration Statement or (ii) the Registration Statement is late in being declared effective; provided, that the aggregate of any such penalties shall not exceed fifteen percent (15%) of the gross proceeds of the Private Placement. However, if the Registration Statement is not declared effective by the SEC within 120 days after it is filed, or if the SEC allows the Registration Statement to be declared effective, subject to the withdrawal of certain registrable securities, and the reason for each of the foregoing is the SEC’s determination that (x) the offering of any of the registrable securities constitutes a primary offering by us of our securities, (y) Rule 415 may not be relied upon for the registration of the resale of any or all of the registrable securities, and/or (z) a selling stockholder must be named as an underwriter, the overall limit of partial liquidated damages that a selling stockholder would be entitled to with respect to the registrable securities not registered is an aggregate of 7% of the aggregate purchase price paid by that selling stockholder. No penalties have been accrued at September 30, 2007.

Note 7 Stock Options and Warrants, page F-43

8.
With respect to warrants please expand the notes to financial statements to describe any circumstances that may lead to changes in exercise prices or number of warrants outstanding. Please also describe the terms, provisions and conditions of any cashless exercise provisions and of the call option referred to on page F-38.

We have expanded the footnote disclosure to describe the circumstances that may lead to changes in the exercise price or number of warrants outstanding as follows:

The exercise price and number of shares of our common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. These warrants also provide the holders with weighted-average anti-dilution price protection.

Securities and Exchange Commission
December 17, 2007

We have expanded the footnote disclosure to describe the terms, provisions and conditions of any cashless exercise provision as follows:

The warrants, at the option of the holder, may be exercised by cash payment of the exercise price or by “cashless exercise.” A “cashless exercise” means that in lieu of paying the aggregate purchase price for the shares being purchased upon exercise of the warrants in cash, the holder will forfeit a number of shares underlying the warrants with a “fair market value” equal to such aggregate exercise price. WaferGen Bio-systems, Inc. will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

9.
As a related matter, please expand to also describe the basis in GAAP for concluding that the warrants are not derivatives that should be accounted for as assets or liabilities under SFAS 133 and EITF 00-19.

In determining the accounting treatment for the warrants issued in the units sold in our private placement, we reviewed the provisions of SFAS 133 and determined that the warrants met the definition of a derivative instrument under paragraph 6 of SFAS 133. Upon further review of SFAS 133, management determined that the warrants are not derivative instruments under paragraph 11.a. of SFAS 133 and are therefore exempt from the provisions of SFAS 133.

We have reviewed EITF 00-19 and believe the warrants should be treated as permanent equity as they meet all requirements of paragraphs 12-32 of such guidance. The warrants are indexed to and potentially settled in the issuer’s own stock and permit gross physical or net-share settlement. Furthermore, under paragraph 14, the warrants allow the holder to purchase shares of common stock at $2.25 per share. Although the shares underlying the warrant are subject to a registration rights agreement, the holder can exercise the warrant at any time and receive unregistered shares. Therefore, the warrant meets the condition of paragraph 14 to be recorded as permanent equity. Under paragraphs 15-17, if the warrant holder exercises the warrant, that holder receive the same number of shares regardless of whether or not those shares are registered and there is no additional penalty under the warrant. Based upon this, the warrants meet the conditions of paragraphs 15-17 to be recorded as permanent equity. Lastly, under paragraph 19, the warrants do not require the delivery of shares at settlement to be registered as of the inception of the warrant; however, there are no further timely filing or registration requirements under the warrants. Based upon this, the warrants do not meet the requirement of 00-19 that share delivery be within the control of the Company, pertaining specifically to paragraph 19 because it does not require the shares to be registered at inception of the warrant; however, since we will deliver the same number of shares to the warrant holder upon exercise regardless of whether or not the shares are registered, the share delivery is within the our control and further supports recording the warrant as permanent equity.

Securities and Exchange Commission
December 17, 2007

Pro Forma Financial Information, page F-49

10.
You disclose that the merger was accounted for as a recapitalization of Wafergen, Inc. and it appears that the legal acquirer was a public shell. The transaction you describe is not a business combination under SFAS 141. Accordingly, please delete the pro forma financial statements. Please revise the disclosure to explain why pro forma data is not presented.

The pro forma financial statements have been deleted from the filing.

Consent of Independent Registered Public Accounting Firm - Exhibit 23

11.	Please present a new consent in any amendment. For guidance please see Item 601(b)(23) of Regulation S-B.

A new consent has been filed with the Amendment No. 1 in accordance with Item 601(b)(23) of Regulation S-B.

* * *

Securities and Exchange Commission
December 17, 2007

We believe that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Scott Rapfogel

cc: Jeanne Bennett
  Geoffrey Kruczek
  Alnoor Shivji